July 2, 2025

Tim O   Brien
Chief Financial Officer
N-able, Inc.
30 Corporate Drive, Suite 400
Burlington, MA 01803

       Re: N-able, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2024
           File No. 001-40297
Dear Tim O   Brien:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology